

April 13, 2015

Via E-Mail
Hamid Emarlou
Chief Executive Officer and President
Vapir Enterprises, Inc.
2365 Paragon Drive, Suite B
San Jose, CA 95131

> **Re:** **Vapir Enterprises, Inc.**
> **Current Report on Form 8-K/A**
> **Filed on March 31, 2015**
> **File No. 333-170715**

Dear Mr. Emarlou:

We have reviewed the above-captioned filing and your March 31, 2015 letter of correspondence and have the following comments.

Item 1.01 Entry into a Material Definitive Agreement, page 2

Change of Business and Sale of ownership interest in FAL Minerals. . ., page 3

1.   We note your disclosure that the purchase price pursuant to the Real Estate Purchase and Sale Agreement included 160,000 shares of your common stock. We further note that the Real Estate Purchase and Sale Agreement, filed as Exhibit 10.3, lists the amount of shares exchanged as 800,000. Please revise your disclosure to clarify that the 160,000 shares exchanged pursuant to the Termination Agreement, filed as Exhibit 10.5, is the adjusted amount following the 5 to 1 reverse stock split of your common stock.

2.   We note your response to comment three of our letter dated January 26, 2015 and we reissue our comment. Please expand your disclosure to include the terms of the return of your membership interests, including the consideration received in exchange for the return of the 19.6% membership interests. Please also file a copy of the agreement whereby you returned your membership interests in FAL Minerals, LLC as an exhibit. See Item 601(b)(10) of Regulation S-K.

Outstanding Equity Awards at Fiscal Year-End, page 22

3.   We note your response to comment 21 of our letter dated January 26, 2015 and we reissue our comment. Please provide the tabular disclosure required by Item 201(d) of Regulation S-K.

Hamid Emarlou
Vapir Enterprises, Inc.
April 13, 2015
Page 2

      You may contact Mindy Hooker (Staff Accountant) at 202-551-3732 or John Cash (Accounting Branch Chief) at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3397 with any other questions.

                                        Sincerely,

                                         /s/ Jay Ingram

                                       Jay Ingram
                                       Legal Branch Chief

cc: <u>Via E-Mail</u>
         Eric Stein, Esq.